                                                FILED PURSUANT TO RULE 424(B)(4)
                                                      REGISTRATION NO. 333-41641

PROSPECTUS

                               ------------------

                      SUNSHINE MINING AND REFINING COMPANY
                    UP TO 25,000,000 SHARES OF COMMON STOCK

                               ------------------

     This Prospectus relates to the reoffer and resale by certain selling stockholders named herein (the "Selling Stockholders") of up to an aggregate of 25,000,000 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Sunshine Mining and Refining Company, a Delaware corporation (the "Company"), which are issuable (i) upon the conversion and pursuant to certain payment terms of the Company's currently outstanding $15,000,000 Senior Convertible Notes (the "Notes") and (ii) upon the exercise of certain warrants to purchase Common Stock (the "Warrants"). This Prospectus does not purport to cover the initial issuance by the Company of the Notes, Warrants or shares of Common Stock to be issued (i) upon conversion and pursuant to certain payment terms of the Notes or (ii) upon exercise of the Warrants, but only the reoffer and resale of the Shares by the Selling Stockholders.

     The Shares being registered represent a current estimate of the number of Shares subject to issuance from time to time by the Company pursuant to the terms of the Notes and Warrants. No assurance can be given that all such Shares will be issued because the issuance of a portion of the Shares is subject to, among other factors, the Company's determination to make interest and mandatory prepayments on the Notes in Shares rather than cash and the then current bid price of the Shares.

     The Shares offered hereby have been approved for listing on the New York Stock Exchange ("NYSE"). The Company's Common Stock is traded on the NYSE under the symbol "SSC." On January 20, 1998, the reported closing sale price of the Company's Common Stock was $ 15/16 per share.

     SEE "RISK FACTORS" WHICH BEGINS ON PAGE 2 FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                The date of this Prospectus is January 20, 1998

                                  RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in the securities in addition to the other information contained or incorporated by reference in this Prospectus. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements. Reference should be made to (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Amendment to that Annual Report filed on Form 10-K/A on October 16, 1997 (collectively, the "Annual Report"), (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, each as amended by Amendments on Form 10-Q/A to the identified Quarterly Reports filed on October 16, 1997, and the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (collectively, the "Quarterly Reports"), (iii) the Prospectus/Proxy Statement on Form S-4 for the Special Meeting of Stockholders of the Company held on March 29, 1996 (the "Prospectus/Proxy Statement"), (iv) the Post-Effective Amendment No. 4 on Form S-3 to Form S-4 dated November 12, 1997,
(v) the Proxy Statement for the Annual Meeting of Stockholders of the Company held on June 10, 1997, and (vi) all financial statements and notes thereto contained in the foregoing (all of which are incorporated herein by reference) for a more detailed discussion of the following matters.

OPERATING LOSSES

     Substantially all of the Company's revenues are derived from the sale of silver mined from its Sunshine Mine near Kellogg, Idaho. Accordingly, the Company's earnings are directly related to the price of silver. Silver prices have been depressed since 1985, and as a result the Company has experienced losses from operations for each of the last ten years. The Company reported net losses of $25.9 million, $15.5 million, and $4.9 million in each of 1996, 1995 and 1994, respectively. The Company expects to fund its losses for fiscal 1997 from the Company's cash and cash equivalents and silver bullion held for investment. On a pro forma basis after giving effect to the sale of the Notes, at September 30, 1997, Sunshine's cash and silver bullion held for investment totaled approximately $25.7 million.

     The operating losses and cash flow deficiencies of the Company are expected to continue until silver prices recover substantially or the Company's exploration efforts at the Sunshine Mine or its other properties are successful in developing significant additional production. Absent the foregoing, the Company may eventually be required to further curtail operations or cease its mining activities at the Sunshine Mine altogether. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties" and the Consolidated Financial Statements (including the Notes thereto) of the Company appearing in the Annual Report and Quarterly Reports.

VOLATILITY OF SILVER PRICES

     The Company's earnings are directly related to the price of silver, and the value of the Common Stock has historically moved in correlation with movements in silver prices. Silver prices are subject to fluctuation and are affected by numerous factors beyond the control of the Company, which alone or in combination may cause the price of silver to rise or fall. These factors include, among others, expectations for inflation, speculative activities, levels of silver production and demand for silver as a component of manufactured goods. The following table sets forth for the periods indicated the high, low and average closing spot prices per ounce of silver on the Commodity Exchange, Inc. ("COMEX") and also translates the average price as stated into constant 1996 dollars.

                                                                                       CONSTANT
                                                            NOMINAL DOLLARS          1996 DOLLARS
                                                       --------------------------    ------------
YEAR                                                    HIGH      LOW     AVERAGE      AVERAGE
----                                                   ------    -----    -------    ------------
1983................................................   $14.74    $8.38    $11.46        $17.05
1984................................................    10.17     6.25      8.15         11.39
1985................................................     6.89     5.48      6.14          8.19
1986................................................     6.32     4.85      5.49          7.13
1987................................................    11.25     5.35      6.99          8.85
1988................................................     8.06     6.01      6.53          7.91
1989................................................     6.20     5.02      5.47          6.28
1990................................................     5.35     3.94      4.82          5.16
1991................................................     4.55     3.51      4.03          4.11
1992................................................     4.32     3.63      3.94          3.88
1993................................................     5.44     3.52      4.31          4.18
1994................................................     5.78     4.61      5.28          5.01
1995................................................     6.10     4.38      5.20          4.76
1996................................................     5.84     4.71      5.21          5.21

     On January 20, 1998, the closing price of spot silver as reported on the COMEX was $5.64 per ounce. In constant 1996 dollars, the average spot silver price from 1990 through 1996 has been approximately $4.62.

DEPENDENCE ON EXPLORATION SUCCESS

     Substantially all of the Company's revenues are derived from the Sunshine Mine which at current silver prices is not profitable. Therefore, the future earnings of the Company are presently dependent on the success of exploration at the Sunshine Mine and at the Company's other exploration projects. No assurance can be given that the Company's exploration program will prove successful. See "Business and Properties -- Operations -- Exploration Activities at the Sunshine Mine" included in the Annual Report.

IMPRECISION OF RESERVE ESTIMATES

     The ore reserve estimates presented in the Annual Report and Quarterly Reports are estimates made by the Company's geologic personnel, and no assurance can be given that the indicated quantity of in situ silver will be realized. No independent consultants have been retained by the Company to review and verify such estimates. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises which expose the mineralization on 1, 2 or 3 sides, sampling and similar examinations. Reserve estimates may change as ore bodies are mined and additional data is derived. The Company's estimates of proven and probable reserves for the Sunshine Mine are as of January 1, 1997.

MINING RISKS AND INSURANCE

     The Company's operations may be affected by risks and hazards generally associated with the mining industry, including fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, and unusual or unexpected rock formations. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance at levels consistent with its historical experience and industry practice, no assurance can be given that such insurance will continue to be available at economically feasible premiums. Insurance for environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Company or to other companies within the industry.

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

GOVERNMENT REGULATION

     The Company's activities are subject to extensive federal, state, and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Except as described under "Legal Proceedings -- Environmental Matters" included in the Annual Report and under "Legal Proceedings" included in the Quarterly Reports, the Company is not aware of any material violations of environmental laws, regulations, permits or licenses issued with respect to the Company's operations. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the mining, production or development of the Company's properties, the extent of which cannot be predicted.

RISKS INHERENT IN FOREIGN OPERATIONS

     The Company presently conducts international operations and anticipates that it will continue to conduct significant international operations in the future. Foreign properties, operations or investments may be adversely affected by local, political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiation of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governed by operations of foreign-based companies, as well as by laws of policies of the United States affecting foreign trade, taxation and investment. In addition, as certain of the Company's operations are governed by foreign laws, in the event of a dispute, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. The Company may also be hindered or prevented from enforcing the rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

DILUTION; EFFECT OF SALES OF COMMON STOCK ON MARKET PRICE

     As of December 31, 1997, there were 255.1 million shares of Common Stock outstanding (excluding 4.7 million treasury shares). The Company has previously registered with the Commission an aggregate of approximately 54.9 million shares of Common Stock for resale by certain stockholders of the Company, including (i) approximately 30 million shares estimated to be issuable upon conversion of outstanding Eurobonds at a current conversion price of $1.00 per share; (ii) approximately 7.3 million shares issuable upon exercise of outstanding warrants at a current exercise price of $1.38 per share; (iii) approximately 10.1 million shares issuable upon exercise of outstanding warrants at a current exercise price of $2.12 per share; (iv) approximately 2.1 million shares issuable upon exercise of outstanding warrants at a current exercise price of $2.875 per share; (v) approximately 900,000 shares issuable upon conversion of outstanding convertible notes at a current conversion price of $1.66 per share; and (vii) approximately 4.5 million shares issuable upon exercise of outstanding options at an average exercise price of approximately $1.50 per share. In addition, the Company has reserved a significant number of shares of Common Stock for future issuance pursuant to the exercise of outstanding warrants and options. There can be no assurance that the sale of shares of Common Stock previously registered or to be registered for resale or the issuance of the shares of Common Stock which have been reserved for future issuance will not have a material adverse effect on the then prevailing market price of the Common Stock. Furthermore, issuance of the shares of Common Stock would result in significant dilution to the stockholders of the Company.

                                  THE COMPANY

     The Company is one of the world's leading silver producers. The Company owns the Sunshine Mine in the Coeur d'Alene Mining District near Kellogg, Idaho and the Pirquitas Mine in northwest Argentina. The Sunshine Mine, in operation for over 100 years, has produced more silver than any other primary silver producing mine in North America. Preliminary pre-feasibility studies at Pirquitas have already resulted in the classification as proven and probable reserves of 66.9 million ounces of silver.

     The Company is a Delaware corporation. The Company's principal executive office and mailing address are 877 W. Main Street, Suite 600, Boise, Idaho 83702 and its telephone number is (208) 345-0660.

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

                              RECENT DEVELOPMENTS

ISSUANCE OF NOTES

     On November 24, 1997, the Company completed a private placement of the Notes and Warrants to Stonehill Partners, L.P., GRS Partners, Aurora Limited Partnership and Stonehill Offshore Partners (collectively, the "Investors"). The Notes and Warrants were purchased pursuant to a purchase agreement dated as of November 24, 1997, and in connection with the sale of such Notes and Warrants, the Company granted registration rights covering the Shares to the Investors pursuant to a registration rights agreement (the "Registration Rights Agreement") dated as of November 24, 1997, between the Company and the Investors. In January 1998, Stonehill Institutional Partners, L.P. purchased the Notes and Warrants (including the registration rights related thereto) held by GRS Partners and Aurora Limited Partnership.

     The Notes rank senior to all subordinated obligations of the Company and are convertible into shares of Common Stock. The initial conversion price of the Notes is $0.95, subject to reset and adjustment as set forth in the terms of the Notes. In addition, the Company may, at its option, make interest payments, mandatory prepayments and certain other payments in respect of the Notes in shares of Common Stock. Interest on the Notes accrues at an initial rate of 10% per annum (subject to adjustment) and is payable semi-annually. The Notes are guaranteed by Sunshine Argentina, Inc. and Sunshine Exploration, Inc., subsidiaries of the Company, and may be guaranteed by Sunshine Precious Metals, Inc. ("SPMI"), also a subsidiary of the Company, upon the retirement or refinancing of SPMI's 8% Senior Exchangeable Notes due 2000. The Notes amortize in twelve equal quarterly installments commencing February 24, 2000 and mature on November 24, 2002.

     Warrants to purchase an aggregate of 1,500,000 shares of Common Stock were also issued to the Investors on November 24, 1997. The Warrants are exercisable beginning on the first date on which none of the Notes remain outstanding until November 24, 2002 (subject to extension as set forth in the Warrants). The exercise price of the Warrants is equal to 110% of the lowest conversion price last in effect under the Notes. The number of shares of Common Stock issuable upon exercise of the Warrants is subject to adjustment based on certain anti-dilution provisions set forth in the Notes and Warrants.

     The Notes and the Warrants are subject to limitation on transfer which prohibit any transfer of the Notes or Warrants which would result in there being more that 10 holders of the Notes or Warrants, respectively. In addition, both the Notes and Warrants limit the number of shares of Common Stock which may be issued in respect of the Notes and Warrants. Such shares (which constitute the Shares offered hereby) may not exceed the maximum number (the "Maximum Number") of shares of Common Stock that can be issued without obtaining stockholder approval under the rules of the NYSE. In the event an issuance of shares of Common Stock under the terms of the Notes or Warrants would exceed the Maximum Number, the Company is required to make a cash payment in lieu thereof.

     The Company believes the sale of the Notes gives the Company more than sufficient liquidity to carry out the additional test work required to bring the Pirquitas Mine through its final feasibility studies and to do a significant amount of drilling at the La Joya del Sol in southern Argentina and at its other properties. The Company anticipates that additional capital may also be subsequently required to finance its contemplated exploration and development program. Although no assurance can be given that the additional financing will be available, the Company believes that advances in the status of its properties in Argentina and the major improvements to date at the Sunshine Mine, along with the prospects of silver prices improving significantly in the next year, will allow the Company access the capital markets on significantly better terms next year. Although there can be no assurance in this regard.

NEW MINING TECHNIQUES

     The Company has been implementing mechanized cut and fill mining over the last two years as development of the West Change area of the Sunshine Mine has proceeded. The Company also expects to use the methodology in the development of future undeveloped areas in the mine, and in the extraction of a portion of the reserves in the mine not contained in the West Chance. The benefits of the method are two-fold.

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

There can be a reduction in direct mining costs from the method if the ore body has characteristics to allow the benefits of the method to be fully implemented. This would normally mean that the ore body has sufficient continuity and strike length to allow the crew and equipment to access multiple headings in each shift.

     However, the biggest benefit of the method is the ability to rapidly develop an ore body and put it into production, as has been demonstrated in the West Chance area. Using the Company's traditional development methodology would likely have required an additional one to two years to bring the ore body into full production. Full production itself provides the biggest cost benefit to the mine versus its recent history as fixed costs, which represented 40-50% of total costs in 1996, are spread over a larger base of production.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the resale of the Shares.

     The Company may, in the future, receive proceeds from the exercise of the Warrants, but only if and to the extent the Warrants are exercised. Management cannot predict the amount of proceeds, if any, that may be generated from the exercise of the Warrants. The net proceeds that may be realized by the Company upon exercise of the Warrants will not be utilized for any specific purpose other than to contribute to the Company's working capital and to continue the operations of the Company in accordance with the business strategy identified by management. In addition, the Company may have its indebtedness reduced as a result of conversion of the Notes, but only if the Notes are converted and then only in an amount equal to the outstanding principal amount of such Notes converted. Based upon the current outstanding principal amount of such Notes and assuming that all such Notes are converted, the aggregate reduction in the Company's indebtedness (on a consolidated basis) would be approximately $15.0 million. The Company incurred such indebtedness in order to fund the Company's exploration and development program at the Pirquitas Mine in northwest Argentina, its evaluation program at the Joya del Sol in southern Argentina, as well as exploration on its numerous properties.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 600 million shares of Common Stock, par value $.01 per share, of which 255.1 million shares were outstanding (excluding 4.7 million treasury shares) at December 31, 1997 and were held of record by approximately 30,000 holders, and (ii) 20 million shares of Preferred Stock, $1.00 par value, issuable in one or more series, with such dividend rates, liquidation preferences, redemption, conversion and voting rights and such further designations, powers, preferences, rights, limitations and restrictions as may be fixed and determined by the Board of Directors of the Company, all without a vote of the Company's stockholders. No shares of Preferred Stock are outstanding. The Company's outstanding capital stock is fully paid and nonassessable and none of the authorized capital stock is entitled to preemptive rights.

     The Company also has outstanding warrants to purchase Common Stock which are all currently exercisable, except for the Warrants which are exercisable when the Notes are no longer outstanding.

     For a summarized description of recent transactions which have affected the capital stock of the Company, see the Prospectus/Proxy Statement, the Consolidated Statements of Stockholders Equity contained in the Consolidated Financial Statements appearing in the Annual Report and the November 12 Post-Effective Amendment No. 4 on Form S-3.

COMMON STOCK

     Subject to the rights of holders of any outstanding shares of Preferred Stock, holders of shares of the Common Stock are entitled to share equally in dividends from sources legally available when, as and if declared by the Board of Directors. The Company's payment of cash dividends on its shares of capital stock is restricted.

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

     Each stockholder is entitled to one vote for each share of Common Stock held by such holder. Because stockholders are not entitled to cumulate their votes, stockholders holding a majority of the outstanding Common Stock, and any shares of voting preferred stock which may be issued, are able to elect all members of the Board of Directors of the Company. Holders of Common Stock have no preemptive rights, and shares of Common Stock have no redemption, sinking fund or conversion privileges.

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, subject to the rights of holders of any Preferred Stock, the holders of Common Stock are entitled to receive pro rata any assets of the Company after the satisfaction of corporate liabilities.

     Article Five of the Certificate of Incorporation of the Company requires the affirmative vote or consent of the holders of (i) a majority of the Company's shares entitled to vote thereon and (ii) a majority of any series or class of Preferred Stock entitled to vote as a class thereon, in order to approve any business combination, including any merger, consolidation, or the sale, lease, exchange or other disposition of all or substantially all of the Company's assets (including a disposition in connection with the dissolution or winding up or liquidation of the Company). Article Five may not be amended, altered, changed or repealed without the prior affirmative vote or consent of the holders of (i) 66 2/3% of all shares of stock entitled to vote thereon and
(ii) 66 2/3% of any series or class of preferred stock upon which the right to vote as a class thereon has been conferred by the resolution or resolutions adopted by the Company's Board of Directors providing for the issue of such series or class of preferred stock. Such provisions may have the effect of delaying, deterring or preventing a change of control of the Company.

     The Company currently does not pay cash dividends on its shares of Common Stock and has not paid cash dividends on its shares of Common Stock since the third quarter of 1981. Any future declaration of dividends will be at the discretion of the Board of Directors of the Company, which will consider, among other factors, current and projected earnings and the liquidity position of the Company. The Company does not expect any resumption of dividends in the foreseeable future.

     The payment of cash dividends by the Company is subject to certain restrictions. Certain of the Company's debt securities impose restrictions on the Company's ability to declare or pay cash dividends and make certain distributions on its capital stock. Pursuant to the most restrictive of these provisions, at December 31, 1996, no funds were available for cash dividends on shares of the Company's capital stock, including its Common Stock.

     Meetings of the Stockholders. The By-Laws of the Company provide that the stockholders shall have annual meetings, at such date and time designated by the Board of Directors, and special meetings, called by the Chairman of the Board, the President or by the Board of Directors or by written order of a majority of the directors. The stockholders must be given written notice of each such meeting of stockholders. In the case of special meetings, the purpose or purposes for which the meeting is called shall be given to each stockholder entitled to vote, not less than ten nor more than sixty days before the meeting. In order to determine the stockholders entitled to notice of or to vote at any meeting of stockholders, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting. The Company shall prepare and make, at least ten days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. Such list shall be open to the examination of any stockholder for a period of ten days prior to the meeting.

     The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. When a quorum is present at any meeting of the stockholders, the vote of the holders of a majority of the shares of capital stock entitled to vote, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one upon which a different vote is required by law, the Certificate of Incorporation or the By-Laws.

     Limitation of Liability. As permitted by the Delaware General Corporation Law (the "DGCL"), the Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of a fiduciary duty as a director, including gross negligence, except to the extent such exemption from liability is not permitted by the DGCL. This includes liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived any improper personal benefit or (iv) any act or omission where the liability of the director is expressly provided by the statute.

     As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of the duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have an effective remedy against the challenged conduct if equitable remedies are unavailable.

     In addition, the Company's Certificate of Incorporation and By-Laws provide certain rights of indemnification for all officers and directors.

     The Delaware Business Combination Act. The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, as defined therein, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute contains provisions enabling a corporation to avoid the statute's restrictions if the stockholders holding a majority of the shares of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or bylaws. The Company does not intend to "elect out" of this statute.

     Miscellaneous. The Common Stock is listed on the NYSE. American Stock Transfer & Trust Company is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions therein, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding), without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds of the sale of the Shares offered hereby. The Shares may be sold from time to time to purchasers directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the Shares for whom they may act as agent. The Selling Stockholders and any such brokers, dealers or agents who participate in the distribution of the Shares may be deemed to be "underwriters", and any profits on the sale of the Shares by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Shares offered hereby may be sold from time to time by the Selling Stockholders, or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. The Shares may be disposed of from time to time in one or more transactions through any one or more of the following: (i) the purchasers directly, (ii) in ordinary brokerage transactions and transactions in which the broker solicits purchasers, (iii) through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the Selling Stockholders or such successors in interest and/or from the purchasers of the Shares for whom they may act as agent, (iv) the writing of options on the Shares, (v) the pledge of the Shares as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the Shares or interests therein, (vi) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account, (vii) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction and (viii) an exchange distribution in accordance with the rules of such exchange or transactions in the over the counter market. Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. The Selling Stockholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the Shares, may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. At any time a particular offer of the Shares is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Shares. In addition, the Shares covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

     To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Stockholders and any broker, dealer, agent or underwriter regarding the sale of the Shares by the Selling Stockholders. There is no assurance that any Selling Stockholder will sell any or all of the Shares offered by it hereunder or that any such Selling Stockholder will not transfer, devise or gift such Shares by other means not described herein.

     The Selling Stockholders and other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Shares by the Selling Stockholders and any other such person. Furthermore, under Regulation M under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market-making activities with respect to the particular Shares being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

     Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

     The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                              SELLING STOCKHOLDERS

     The Selling Stockholders consist of Stonehill Partners, L.P., Stonehill Institutional Partners, L.P. and Stonehill Offshore Partners Limited. The Selling Stockholders currently hold Notes and Warrants convertible into or exercisable for the Shares. It is unknown if, when or in what amounts a Selling Stockholder may offer Shares for sale and the names of the Selling Stockholders who may sell the Shares.

     There can be no assurance that the Selling Stockholders will sell any or all of the Shares offered hereby. Because the Selling Stockholders may offer all, some or none of the Shares pursuant to the Offering contemplated by this Prospectus, no estimate can be given by the Selling Stockholders at this time.

     Other than as a result of the ownership of the Notes, to the best of the Company's knowledge, none of the Selling Stockholders had any material relationship with the Company within the three year period ending on the date of this Prospectus.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The up to 25,000,000 shares of Common Stock offered and sold in this Offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any such securities owned by an "affiliate" of the Company as such term is defined under Rule 144. Shares owned by an "affiliate" of the Company may not be resold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least one year, including an "affiliate," as that term is defined below, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company, and who has beneficially owned shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer.

     The Company is unable to estimate the number of shares that may be sold in the future by its existing and future stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock by existing stockholders could adversely affect the prevailing market price.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed on for the Company by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, as amended by the amendment filed on Form 10-K/A on October 16, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of the Commission's Web Site is http://www.sec.gov. The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "SSC". Quarterly Reports and other information concerning the Company can be inspected at the offices of such Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission the Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended by the Amendment filed on Form 10K/A on October 16, 1997, (file No. 001-10012); (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, each as amended by Amendments to the identified Quarterly Reports filed on Form 10-Q/A on October 16, 1997, and for the quarter ended September 30, 1997 (file No. 001-10012); (iii) the Proxy Statement for the Annual Meeting of Stockholders of the Company held on June 10, 1996 (File No. 001-10012); (iv) the description of Common Stock contained in Sunshine's Registration Statement No. 1-7966, as amended, filed pursuant to the Securities Exchange Act of 1934; and (v) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the fiscal year ended December 31, 1996.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the completion of the Offering shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to the Company, 877 W. Main Street, Suite 600, Boise, Idaho 83702, Attention: Rebecca L. Saunders, Secretary. Telephone requests may be directed to Rebecca L. Saunders, Secretary, at (208) 345-0660.

============================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Risk Factors...............................    2
The Company................................    4
Recent Developments........................    5
Use of Proceeds............................    6
Description of Capital Stock...............    6
Plan of Distribution.......................    8
Selling Stockholders.......................   10
Shares Eligible for Future Sale............   10
Legal Matters..............................   10
Experts....................................   10
Available Information......................   11
Incorporation of Certain Documents by
  Reference................................   11

============================================================

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                           UP TO 25,000,000 SHARES OF
                                  COMMON STOCK

                              SUNSHINE MINING AND
                                REFINING COMPANY

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                January 20, 1998
============================================================